Exhibit 99.4

Equity Investment and Cooperation Agreement

(Summary Translation)

This Agreement is entered into on July 10, 2014 by and between the following parties:

Party A: Beijing SouFun Network Technology Co., Ltd or its designated affiliate

Party B: Shenzhen World Union Properties Consultancy Co., Ltd. (stock code: 002285)

Article I. Private Placement of Party B’s Shares

1. Subject to compliance with relevant PRC laws and regulations, and relevant policies and guidelines of the securities regulatory authorities, Party B shall proceed with a private placement of its shares to the members of its management and Party A (the “Proposed Private Placement”), with Party A’s subscription of shares representing 10 % of Party B’s total share capital after the Proposed Private Placement.

2. The share price for the Proposed Private Placement to Party A is the average trading price of the 30 trading days prior to the trading halt day of July 4, 2014 (i.e., RMB8.23 per share), subject to relevant laws and regulations of the China Securities Regulatory Commission, the Shenzhen Stock Exchange and other authorities.

Article II. Business Strategic Cooperation between Party A and Party B

Party A and Party B hereby agree to strengthen and expand their strategic cooperation in certain areas which the parties are engaged in, such as advertising, e-commerce, agency planning, brokerage, financial services and other business fields. With all other conditions being equal, each party agrees to give preference to the selection of the other party as its partner in the above-referenced fields.

[Signature page to Equity Investment and Cooperation Agreement]

Party A: Beijing SouFun Network Technology Co., Ltd or its designated affiliate

/Company Seal/

Authorized signatory: /s/ MO Tianquan

Party B: Shenzhen World Union Properties Consultancy Co., Ltd.

/Company Seal/

Authorized signatory